Exhibit 99.1

Qudian Inc. Reports Second Quarter 2021

Unaudited Financial Results

XIAMEN, China, August 24, 2021 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a leading technology platform empowering the enhancement of the online consumer finance experience in China, today announced its unaudited financial results for the quarter ended June 30, 2021.

Second Quarter 2021 Operational Highlights:

•

Number of outstanding borrowers[1] from loan book business as of June 30, 2021 decreased by 3.8% to 2.9 million from 3.0 million as of March 31, 2021, as a result of the Company’s deployment of a conservative and prudent strategy

•	Total outstanding loan balance from loan book business[2] decreased by 13.8% to RMB3.5 billion as of June 30, 2021, compared to the outstanding balance as of March 31, 2021

•

Amount of transactions from loan book business for this quarter decreased by 12.1% to RMB3.9 billion from the first quarter of 2021; Amount of transactions serviced on open platform for this quarter decreased by 32.5% to RMB142.0 million from the first quarter of 2021

•

Weighted average loan tenure for our loan book business was 4.4 months for this quarter, compared with 4.5 months in the first quarter of 2021; Weighted average loan tenure for transactions serviced on open platform was 6.2 months for this quarter, compared with 6.7 months in the first quarter of 2021

[1]	Outstanding borrowers are borrowers who have outstanding loans from the Company’s loan book business as of a particular date.
[2]

Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

Second Quarter 2021 Financial Highlights:

•	Total revenues were RMB412.1 million (US$63.8 million), compared to RMB1,167.0 million from the same period of last year

•	Net income attributable to Qudian’s shareholders was RMB269.9 million (US$41.8 million), representing an increase of 50.7% from the same period of last year, or RMB1.03 (US$0.16) per diluted ADS

•

Non-GAAP net income attributable to Qudian’s shareholders[3] was RMB282.5 million (US$43.7 million), representing an increase of 844.0% from the same period of last year, or RMB1.07 (US$0.17) per diluted ADS

[3]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“During the second quarter of 2021, we analyzed evolving market dynamics and maintained a prudent approach to our cash credit business, ultimately generating total transaction volume of approximately RMB3.9 billion during the period,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “We are also delighted with WLM KIDS’ steady progress. We opened two new WLM KIDS activities centers in Fuzhou and Xiamen. As of August 24, 2021, we have three WLM KIDS activities centers in operation, and we have signed the lease agreements for another 37 WLM KIDS activities centers, of which 24 WLM KIDS activities centers are currently under renovation. Going forward, we will prudently manage WLM KIDS’ expansion and continue to deliver state-of-the-art extra-curriculum activities services and products to China’s children and families.”

“As we continued to implement stringent credit approval standards and strategically shifted toward higher-quality borrowers, our asset quality further improved and the D1 delinquency rate[4] for our loan book business decreased to below 5% at the end of the second quarter. Looking ahead, we remain dedicated to controlling credit risk in our loan book business and committed to creating and delivering value to children, families and society with our extra-curriculum activities business,” said Ms. Sissi Zhu, Vice President of Investor Relations of Qudian.

[4]

“D1 delinquency rate” is defined as (i) the total amount of principal and financing service fees that became overdue as of a specified date, divided by (ii) the total amount of principal and financing services fees that was due for repayment as of such date, in each case with respect to our loan book business.

Second Quarter Financial Results

Total revenues were RMB412.1 million (US$63.8 million), representing a decrease of 64.7% from RMB1,167.0 million for the second quarter of 2020.

Financing income totaled RMB311.8 million (US$48.3 million), representing a decrease of 46.3% from RMB580.9 million for the second quarter of 2020, as a result of the decrease in the average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 95.1% to RMB12.6 million (US$1.9 million) from RMB255.1 million for the second quarter of 2020, as a result of the reduction in transaction volume of off-balance sheet loans during this quarter.

Transaction services fee and other related income increased to RMB38.5 million (US$6.0 million) from RMB4.1 million for the second quarter of 2020, mainly as a result of the reassessment of variable consideration.

Sales income and others decreased to RMB23.7 million (US$3.7 million) from RMB293.3 million for the second quarter of 2020, mainly due to sales related to the Wanlimu e-commerce platform, which we are in the process of winding down.

Sales commission fee decreased by 37.0% to RMB9.1 million (US$1.4 million) from RMB14.4 million for the second quarter of 2020, due to the decrease in the amount of merchandise credit transactions.

Total operating costs and expenses decreased by 90.9% to RMB89.3 million (US$13.8 million) from RMB982.4 million for the second quarter of 2020.

Cost of revenues decreased by 82.3% to RMB64.9 million (US$10.1 million) from RMB366.4 million for the second quarter of 2020, primarily due to the decrease in costs associated with the loan book business and the decrease in cost of goods sold related to the Wanlimu e-commerce platform.

Sales and marketing expenses decreased by 81.4% to RMB29.1 million (US$4.5 million) from RMB156.8 million for the second quarter of 2020, primarily due to the decrease in marketing promotional expenses.

General and administrative expenses increased by 44.8% to RMB109.1 million (US$16.9 million) from RMB75.3 million for the second quarter of 2020, as a result of the increase in staff salaries primarily relating to WLM Kids business.

Research and development expenses decreased by 30.3% to RMB39.2 million (US$6.1 million) from RMB56.3 million for the second quarter of 2020, as a result of the decrease in staff salaries.

Provision for receivables and other assets was a reversal of RMB97.4 million (US$15.1 million), compared to a loss of RMB519.0 million for the second quarter of 2020, mainly due to the decrease in past-due on-balance sheet outstanding principal receivables compared to the second quarter of 2020.

As of June 30, 2021, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB147.5 million (US$22.8 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB374.3 million (US$58.0 million), indicating M1+ Delinquency Coverage Ratio of 2.5x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

M6+ Charge-off Rate by Vintage

Include Total Potential Receivables at Risk

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

M6+ Charge-off Rate by Vintage

Only Include Current Receivables at Risk

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

M1+ Delinquency by Vintage

Include Total Potential Receivables at Risk

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated under the loan book business during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

M1+ Delinquency by Vintage

Only Include Current Receivables at Risk

Income from operations increased to RMB327.2 million (US$50.7 million) from RMB312.4 million for the second quarter of 2020.

Net income attributable to Qudian’s shareholders was RMB269.9 million (US$41.8 million), or RMB1.03 (US$0.16) per diluted ADS.

Non-GAAP net income attributable to Qudian’s shareholders was RMB282.5 million (US$43.7 million), or RMB1.07 (US$0.17) per diluted ADS.

Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents of RMB3,133.6 million (US$485.3 million) and restricted cash of RMB296.9 million (US$46.0 million). Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; and (ii) security deposits held in designated bank accounts for the guarantee of off-balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the second quarter of 2021, net cash provided by operating activities was RMB570.3 million (US$88.3 million), mainly attributable to net income of RMB269.1 million (US$41.7 million). Net cash provided by investing activities was RMB456.8 million (US$70.7 million), mainly due to net proceeds from collection of loan principal and partially offset by net payments to originate loan principal. Net cash provided by financing activities was nil.

Conference Call

The Company’s management will host an earnings conference call on August 24, 2021 at 7:00 AM U.S. Eastern Time (7:00 PM Beijing/Hong Kong Time). Details for the conference call are as follows:

Title of Event:	Qudian Inc. Second Quarter 2021 Earnings Conference Call
Conference ID:	9770439
Registration link:	http://apac.directeventreg.com/registration/event/9770439

For participants who wish to join the call, please complete the online registration at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including participant dial-in numbers, a Direct Event Passcode, a unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until August 31, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	800-963-117 (toll-free) / +852-3051-2780

Mainland, China:	400-632-2162 / 800-870-0205 (toll-free)

Passcode:	9770439

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss / income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

The Piacente Group,

Inc. Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,
(In thousands except for number	2020	2021
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	580,856	311,755	48,285
Sales commission fee	14,404	9,081	1,406
Sales income and others	293,292	23,655	3,664
Penalty fee	19,335	16,569	2,566
Loan facilitation income and other related income	255,063	12,565	1,946
Transaction services fee and other related income	4,098	38,462	5,957

Total revenues	1,167,048	412,087	63,824
Operating cost and expenses:
Cost of revenues	(366,381)	(64,890)	(10,050)
Sales and marketing	(156,806)	(29,140)	(4,513)
General and administrative	(75,334)	(109,112)	(16,899)
Research and development	(56,265)	(39,204)	(6,072)
Changes in guarantee liabilities and risk assurance liabilities(1)	191,420	55,624	8,615
Provision for receivables and other assets	(519,014)	97,385	15,083

Total operating cost and expenses	(982,380)	(89,337)	(13,836)
Other operating income	127,698	4,482	694
Income from operations	312,366	327,232	50,682
Interest and investment income/(loss), net	(65,758)	17,713	2,743
Foreign exchange income, net	4,960	319	49
Other income	10,059	85	14
Other expenses	(94)	(750)	(116)

Net income before income taxes	261,533	344,599	53,372
Income tax expenses	(82,371)	(75,457)	(11,687)

Net income	179,162	269,142	41,685
Less: net loss attributable to non-controlling interest shareholders	—	(805)	(124)

Net income attributable to Qudian Inc.’s shareholders	179,162	269,947	41,809

Earnings per share for Class A and Class B ordinary shares:
Basic	0.71	1.07	0.17
Diluted	0.68	1.03	0.16
Earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	0.71	1.07	0.17
Diluted	0.68	1.03	0.16
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	253,724,694	253,370,503	253,370,503
Diluted	272,190,273	266,973,780	266,973,780
Other comprehensive loss:
Foreign currency translation adjustment	(10,165)	(7,087)	(1,098)

Total comprehensive income	168,997	262,055	40,587
Less: total comprenhensive loss attributable to non-controlling interest shareholders	—	(805)	(124)

Total comprehensive income attributable to Qudian Inc.’s shareholders	168,997	262,860	40,711

Note:

(1):

The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of March 31, 2021	As of June 30, 2021
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,187,502	3,133,623	485,336
Restricted cash	234,112	296,915	45,986
Short-term investments	5,079,154	5,024,942	778,264
Short-term loan principal and financing service fee receivables	3,515,293	3,150,299	487,919
Short-term finance lease receivables	128,830	88,805	13,754
Short-term contract assets	50,077	26,422	4,092
Other current assets	1,006,670	679,604	105,258

Total current assets	12,201,638	12,400,610	1,920,609

Non-current assets:
Long-term finance lease receivables	11,795	3,818	591
Operating lease right-of-use assets	296,253	526,259	81,507
Investment in equity method investee	381,287	367,148	56,864
Long-term investments	243,668	243,668	37,739
Property and equipment, net	359,955	436,007	67,529
Intangible assets	8,926	8,733	1,353
Long-term contract assets	10,317	6,154	953
Deferred tax assets, net	119,138	68,231	10,568
Other non-current assets	425,464	463,042	71,717
Total non-current assets	1,856,803	2,123,060	328,821

TOTAL ASSETS	14,058,441	14,523,670	2,249,430

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number	As of March 31, 2021	As of June 30, 2021
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term lease liabilities	41,543	51,388	7,959
Accrued expenses and other current liabilities	351,417	415,047	64,283
Guarantee liabilities and risk assurance liabilities(1)	21,583	3,252	504
Income tax payable	100,054	34,354	5,320

Total current liabilities	514,597	504,041	78,066

Non-current liabilities:
Deferred tax liabilities, net	18,564	12,182	1,887
Convertible senior notes	827,555	817,685	126,643
Long-term lease liabilities	152,184	369,666	57,254
Long-term borrowings and interest payables	145,312	145,312	22,506

Total non-current liabilities	1,143,615	1,344,845	208,290

Total liabilities	1,658,212	1,848,886	286,356

Shareholders’ equity:
Class A Ordinary shares	132	132	20
Class B Ordinary shares	44	44	7
Treasury shares	(368,681)	(352,533)	(54,600)
Additional paid-in capital	4,014,320	4,010,672	621,174
Accumulated other comprehensive loss	(49,160)	(56,247)	(8,711)
Retained earnings	8,793,741	9,063,688	1,403,786

Total Qudian Inc. shareholders’ equity	12,390,396	12,665,756	1,961,676

Non-controlling interests	9,833	9,028	1,398

Total equity	12,400,229	12,674,784	1,963,074

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,058,441	14,523,670	2,249,430

Note:

(1)

The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended June 30,
(In thousands except for number	2020	2021
of shares and per-share data)	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Total net income attributable to Qudian Inc.’s shareholders	179,162	269,947	41,809
Add: Share-based compensation expenses	20,269	12,505	1,937
Less: Convertible bonds buyback income	169,511	—	—

Non-GAAP net income attributable to Qudian Inc.’s shareholders	29,920	282,452	43,746

Non-GAAP net income per share—basic	0.12	1.11	0.17
Non-GAAP net income per share—diluted	0.12	1.07	0.17
Weighted average shares outstanding—basic	253,724,694	253,370,503	253,370,503
Weighted average shares outstanding—diluted	253,724,694	266,973,780	266,973,780